KELVIN MEDICAL, INC.
10930 Skyranch Place
Nevada City, California 95959

15 March 2018

Ms. Heather Percival
Ms. Amanda Ravitz
United States Securities
 And Exchange Commission
Division of Corporation Finance
Mail Stop 3030
Washington, D.C. 20549

Re:          Kelvin Medical, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 9, 2018
File No. 333-222950

Dear Ms. Percival:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Kelvin Medical, Inc. (the "Registrant") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-222950) together with all exhibits, and amendments thereto (collectively, the "Registration Statement"). The Registration Statement was originally filed with the Commission on February 9, 2018, and was not declared effective by the Commission under the Securities Act.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time. Withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.  Further, the Registrant confirms that no securities have been sold pursuant to the Registration Statement and that the Registration Statement has not been declared effective by the Commission.

Additionally, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Kelvin Medical, Inc., 10930 Skyranch Place, Nevada City, California 95959, with a copy to the Registrant's counsel, SD Mitchell & Associates, PLC, Attn:  Sharon Mitchell, 829 Harcourt Rd., Grosse Pointe Park, Michigan 48230, facsimile number (248) 761-6030.

Should you have any questions, or need further information with respect to this matter, please contact me at (530) 388-8706, or Sharon Mitchell at (248) 515-6035, or via email at sharondmac2013@gmail.com.

With best regards,

/s/William Mandel
William Mandel
Chief Executive Officer

cc: Sharon Mitchell
      SD Mitchell & Associates, PLC